VIA EDGAR

September 24, 2010

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Registration Statement on Form S-4 (File No. 333-167040)

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sabra Health Care REIT, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 A.M. ET, on September 28, 2010, or as soon thereafter as practicable.

The Registrant acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SABRA HEALTH CARE REIT, INC.

By:	/S/ RICHARD K. MATROS
Name:	Richard K. Matros
Title:	CEO